                                                 ATTORNEYS AT LAW

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                                                 DETROIT, MI  48226-3489
                               June 13, 2006     313.234.7100 TEL
                                                 313.234.2800 FAX
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                                                 WRITER'S DIRECT LINE
                                                 313.234.7107
                                                 yvanriper@foley.com EMAIL

                                                 CLIENT/MATTER NUMBER
                                                 058081-0113

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC 20549-4561
Attention:        Christian N. Windsor, Esq.
                  Michael Clampitt, Esq.

         Re:      CurrencyShares British Pound Sterling Trust (333-132361)
                           Amendment No. 3 to Form S-1 Filed March 13, 2006

                  CurrencyShares Australian Dollar Trust (333-132362)
                           Amendment No. 2 to Form S-1 Filed March 13, 2006

                  CurrencyShares Canadian Dollar Trust (333-132262)
                           Amendment No. 2 to Form S-1 Filed March 13, 2006

                  CurrencyShares Mexican Peso Trust (333-132367)
                           Amendment No. 2 to Form S-1 Filed March 13, 2006

                  CurrencyShares Swedish Krona Trust (333-132366)
                           Amendment No. 2 to Form S-1 Filed March 13, 2006

                  CurrencyShares Swiss Franc Trust (333-132364)
                           Amendment No. 2 to Form S-1 Filed March 13, 2006

Gentlemen:

         On behalf of the CurrencyShares Trusts identified above (each, a
"Trust"), each sponsored by Rydex Specialized Products LLC d/b/a Rydex
Investments (the "Sponsor"), earlier today we filed the following documents:

               Amendment No. 3 ("British Pound Amendment No. 3") to the
         Registration Statement on Form S-1 filed by the CurrencyShares British
         Pound Trust on March 13, 2006 (the "British Pound Registration
         Statement") and amended on May 9, 2006 ("British Pound Amendment
         No. 1") and June 9, 2006.

BOSTON               LOS ANGELES         SACRAMENTO             TALLAHASSEE
BRUSSELS             MADISON             SAN DIEGO              TAMPA
CHICAGO              MILWAUKEE           SAN DIEGO/DEL MAR      TOKYO
DETROIT              NEW YORK            SAN FRANCISCO          WASHINGTON, D.C.
JACKSONVILLE         ORLANDO             SILICON VALLEY

[FOLEY & LARDNER LLP LETTERHEAD]

June 13, 2006

               Amendment No. 2 to the Registration Statement on Form S-1 filed by the CurrencyShares Australian Dollar Trust on March 13, 2006 and
         amended on June 9, 2006;

               Amendment No. 2 to the Registration Statement on Form S-1 filed by the CurrencyShares Canadian Dollar Trust on March 13, 2006 and
         amended on June 9, 2006;

               Amendment No. 2 to the Registration Statement on Form S-1 filed by the CurrencyShares Mexican Peso Trust on March 13, 2006 and amended on June 9, 2006;

               Amendment No. 2 to the Registration Statement on Form S-1 filed by the CurrencyShares Swedish Krona Trust on March 13, 2006 and amended on June 9, 2006; and

               Amendment No. 2 to the Registration Statement on Form S-1 filed by the CurrencyShares Swiss Franc Trust on March 13, 2006 and amended on June 9, 2006.

         Pursuant to your request, enclosed with this letter is a blacklined version of British Pound Amendment No. 3 showing the changes made from British
Pound Amendment No. 1 (as amendment No. 2 was made simply to file exhibits to the Registration Statement).

         On behalf of the Trusts, set forth below are our responses to the comment letter of Division of Corporation Finance (the "Staff") dated May 24,
2006. For your convenience, the text of each Staff comment is stated in full in italicized text, and our responses follow each comment.

General Comments

         1. Make corresponding changes to the other CurrencyShares documents.

Response:

         We have incorporated the changes made to the British Pound Registration
Statement and set forth in the British Pound Amendment No. 1 in Amendment No. 2
to the Registration Statement for each Trust filed earlier today.

         2. Please provide the staff with a copy of the EuroCurrency listing agreement with the NYSE.

Response:

         Enclosed with this letter is a copy of the listing agreement between the Euro Currency Trust and the New York Stock Exchange.

[FOLEY & LARDNER LLP LETTERHEAD]

June 13, 2006

         3. The staff notes that in the absence of a noon buying rate for the
Federal Reserve Bank of New York, the Trustee, in consultation with the Sponsor may change the measuring metric. Please confirm that in any instance where the
Trustee and Sponsor are required to use this power to change the reference metric to determine the daily NAV on an other than temporary (one or two day)
basis, the new metric will be disclosed in a post effective amendment as a fundamental change to the prospectus.

Response:

         On behalf of the Sponsor, we confirm that in any instance where the
Trustee and Sponsor are required to change the reference metric to determine the daily net asset value (NAV) for a Trust on an other than temporary (one or two day) basis, the new metric will be disclosed in a post-effective amendment to that Trust's Registration Statement as a fundamental change to that Trust's prospectus.

Report of Independent Registered Public Accounting Firm, page F-2

         4. We await the opinion of your independent registered public accounting firm.

Response:

         The opinion of PricewaterhouseCoopers LLP, an independent registered public accounting firm, is included in each amendment to the Registration
Statements that was filed earlier today.

         As we discussed with Mr. Clampitt today, with our responses set forth above, we believe we have satisfied all outstanding Staff comments. Therefore, the Sponsor is submitting today an acceleration request on behalf of Trust requesting that each Registration Statement be declared effective on Thursday,
June 14, 2006 at 11:30 a.m. We expect that the Shares of each Trust will begin trading on the New York Stock Exchange on Wednesday, June 21, 2006.

         Please contact the undersigned at (313) 234-7107 or Patrick Daugherty at (313) 234-7103 should you have any questions or comments regarding these responses.

                                             Very truly yours,

                                             /s/ Yvette M. VanRiper

                                             Yvette M. VanRiper

cc:  Timothy Meyer